Exhibit 4.47

Equity Pledge Agreement

This Equity Pledge Agreement (hereinafter referred to as this “Agreement”) is entered into on August 30, 2019 by and between:

Party A:	Shanghai Mandra Technology Co., Ltd., a limited liability company duly incorporated and validly existing under the laws of China, with its registered address at 906, No. 3388 New Gonghe Road, Jing’an District, Shanghai (hereinafter referred to as the “Pledgee”); and

Party B:	Shanghai Anquying Technology Co., Ltd., a limited liability company duly incorporated and validly existing under the laws of China, with its registered address at 1304-C, No. 89 East Yunling Road, Putuo District, Shanghai (hereinafter referred to as the “Pledgor”).

(collectively, the “Parties”, and each, a “Party”).

WHEREAS:

1.

As of the signing date of this Agreement, the Pledgor holds 100% shares of Ganzhou Jimu Micro Finance Co., Ltd., a limited liability company validly established and legally existing under the laws of China (hereinafter referred to as the “Company”), representing the Company’s total registered capital of RMB 500 million.

2.

According to a loan contract signed by the Parties and other relevant parties on August 30, 2019 (hereinafter referred to as the “Loan Contract”), the Pledgee agrees to provide the Pledgor with a loan of RMB one hundred million (100,000,000) (hereinafter referred to as the “Loan”); and to ensure that the Pledgor can repay the Loan and perform other obligations under the Loan Contract as agreed, the Pledgor pledges all the 100% shares held by it in the Company (representing the Company’s total registered capital of RMB 500 million) (hereinafter referred to as “Pledged Shares”) to the Pledgee as security.

NOW, THEREFORE, the Parties enter into this Agreement through friendly consultation and based on the principle of equality and mutual benefit, for mutual compliance.

1.	Definitions

Unless otherwise provided in this Agreement, the following terms shall be defined as follows:

1.1

Pledge refers to a real right for security granted by the Pledgor to the Pledgee pursuant to Article 2 of this Agreement, i.e. the right enjoyed by the Pledgee to be paid preferentially through the Pledged Shares pledged by the Pledgor to the Pledgee or through the price of auction or sale of such Pledged Shares.

1.2	Term of Pledge refers to the period specified in Article 3 of this Agreement.

1.3	Contractual Obligations refer to all obligations of the Pledgor and/or the Company under the Loan Contract and this Agreement.

1.4

Secured Debts refer to all direct, indirect, consequential losses and loss of predictable interests suffered by the Pledgee due to any Event of Breach of the Pledgor and/or the Company under the Loan Contract and this Agreement.

1.5	Event of Breach refers to any circumstance listed in Article 6 of this Agreement.

1.6	Notice of Breach refers to the notice issued by the Pledgee to declare the Event of Breach in accordance with this Agreement.

2.	Pledge

2.1

The Pledgor hereby agrees to pledge the Pledged Shares to the Pledgee in accordance with the provisions of this Agreement as a guarantee for the performance of Contractual Obligations and the repayment of Secured Debts.

2.2

The Pledgor may only increase the capital of the Company with the prior written consent of the Pledgee. The capital contribution to be increased by the Pledgor in the registered capital of the Company is also a part of the Pledged Shares, for which the Parties shall sign a separate pledge agreement and handle the pledge registration for the increased capital contribution.

3.	Term of Pledge

3.1

This Pledge shall take effect from the date when the pledge of the Pledged Shares under this Agreement is registered with the competent industrial and commercial authority, and shall remain valid until all Contractual Obligations have been fulfilled and all Secured Debts have been paid off. The Pledgor shall submit the pledge registration documents of the Pledged Shares to the competent regulatory authority for review within five days from the date of signing this Agreement, and after confirming that the regulatory authority has no objection, the Pledgor shall submit the application documents for the pledge registration of the Pledged Shares to the competent industrial and commercial authority within three days. Within thirty (30) days from the date of signing this Agreement, the Pledgor shall complete the pledge registration under this Agreement with the competent industrial and commercial authority and provide the original pledge registration notice of the Pledged Shares to the Pledgee. The Parties jointly acknowledge that, in order to handle the industrial and commercial registration procedures for Equity Pledge, the Parties shall submit this Agreement or a Equity Pledge contract which is signed in the form required by the competent industrial and commercial authority at the place where the Company is located and which truly reflects the pledge information under this Agreement (hereinafter referred to as the “Pledge Contract for Industrial and Commercial Registration”) (if necessary) to such industrial and commercial authority, and the matters not stipulated in the Pledge Contract for Industrial and Commercial Registration shall be subject to the provisions of this Agreement. The Pledgor shall submit all necessary documents and complete all necessary formalities in accordance with Chinese laws and regulations and the requirements of the competent industrial and commercial authority to ensure that the Pledge is registered as soon as possible after the application is submitted.

3.2

If the Pledgor fails to perform the Contractual Obligations or pay the Secured Debts during the Term of Pledge, the Pledgee has the right (but is not obligated) to exercise the Pledge in accordance with the provisions of this Agreement.

4.	Representations and Warranties of the Pledgor

The Pledgor hereby represents and warrants to Party A on the date of signing this Agreement as follows:

4.1	The Pledgor is the sole legal owner of the Pledged Shares. The Pledgee has the right to dispose and transfer the Pledged Shares in the manner specified in this Agreement.

4.2

The Pledgor has full power, ability and authority to enter into and deliver this Agreement and to perform its obligations under this Agreement. This Agreement, once executed, constitutes the Pledgor’s legal, valid and binding obligations, and can be enforced against the Pledgor in accordance with its terms.

4.3	No security interests or other encumbrances other than this Pledge have been created on the Pledged Shares by the Pledgor.

4.4	The Pledgor has obtained the consent and approval of any government department and any third party (if necessary) for the execution, delivery and performance of this Agreement.

4.5

The execution, delivery and performance of this Agreement will not: (i) result in any violation of any relevant Chinese law; (ii) conflict with the articles of association or other organizational documents of the Pledgor; (iii) result in a breach of any contract or document to which it is a party or to which it is subject, or constitute a default under any contract or document to which it is a party or to which it is subject; (iv) result in a breach of any conditions for the grant and/or effectiveness of any license or approval granted to any party; or (v) result in the suspension or revocation or conditionality of any license or approval granted to any party.

5.	Covenants of the Pledgor

5.1	During the term of this Agreement, the Pledgor covenants to the Pledgee that:

5.1.1

without the prior written consent of the Pledgee, the Pledgor shall not transfer the Pledged Shares or any part thereof, and shall not create or allow the creation of any security or other encumbrances on the Pledged Shares;

5.1.2

the Pledgor shall comply with and implement all applicable laws and regulations related to the Pledge. If any notice, instruction or proposal issued or formulated by the relevant competent authority is received, the Pledgor shall, within five (5) days, present such notice, instruction or proposal to the Pledgee, and comply with such notice, instruction or proposal, or put forward objections and statements on the above matters at the reasonable request of or with the consent of the Pledgee; and

5.1.3

the Pledgor shall promptly notify the Pledgee of any event or notice that may affect the Pledged Shares (or any part thereof) and any event or notice that may affect the warranties or obligations of the Pledgor in this Agreement or the performance of its obligations under this Agreement.

5.2

The Pledgor agrees that the rights enjoyed by the Pledgee with respect to the Pledge in accordance with the terms of this Agreement shall not be interrupted or hindered by the Pledgor or the Pledgor’s assignee, successor or the Pledgor’s principal or any other person through legal procedures.

5.3

The Pledgor warrants to the Pledgee that, in order to protect or improve the security created in this Agreement for the Contractual Obligations and the Secured Debts, the Pledgor will execute and cause other parties interested in the Pledge to execute in good faith all certificates of rights and contracts required by the Pledgee and/or take and cause other parties interested in the Pledge to take all actions required by the Pledgor, facilitate the exercise of the rights and authorizations granted to the Pledgee by this Agreement, execute all documents related to the ownership of the Pledged Shares with the Pledgee or its designee (natural person/legal person), and provide the Pledgee with all notices, orders and decisions related to the Pledge as it deems necessary within a reasonable period of time.

5.4

The Pledgor warrants to the Pledgee that the Pledgor will comply with and perform all warranties, covenants, agreements, representations and conditions under this Agreement. If the Pledgor fails to perform or does not fully perform its warranties, covenants, agreements, representations and conditions, it shall compensate the Pledgee for all losses suffered thereby.

6.	Event of Breach

6.1	Any of the following events shall be deemed as an Event of Breach:

6.1.1	the Pledgor’s violation of any of its obligations under the Loan Contract and/or this Agreement;

6.1.2

The Company’s violation of any of its obligations under the Loan Contract (including but not limited to that the total value of the Company’s net assets (after risk classification, provision and accrual of assets according to the Company’s internal audit guidelines) (“Risk Adjusted Net Assets”) is less than RMB 80 million, or there is any mortgage, pledge or other guarantees or encumbrances created or existing on such Risk Adjusted Net Assets, or the value of the Risk Adjusted Net Assets involved in the consumer finance installment products related to cooperation with China Telecom is less than RMB 80 million, or the Company no longer has the qualification and license to engage in small loan business via the Internet).

6.2	The Pledgor shall immediately notify the Pledgee in writing if it knows or finds any matter mentioned in Article 6.1 or any event that may have caused any of the above matters has occurred.

6.3

Unless the Event of Breach under Article 6.1 has been remedied at the request of the Pledgee within ten (10) days after the Pledgee sends a notice to the Pledgor requiring the Pledgor to rectify the breach, the Pledgee may, at any time thereafter, send a written Notice of Breach to the Pledgor to exercise its Pledge pursuant to Article 7 hereof.

7.	Exercise of Pledge

7.1	If the Pledgee exercises its Pledge, the Pledgee shall send a written Notice of Breach to the Pledgor.

7.2	Subject to the provisions of Article 6.3 hereof, the Pledgee may exercise the right to dispose of the Pledge at any time after sending a Notice of Breach in accordance with Article 7.1 hereof.

7.3

The Pledgee shall have the right to exercise all the remedies for breach of contract enjoyed by it in accordance with Chinese laws and the terms of this Agreement after sending the Notice of Breach in accordance with Article 7.1 hereof, including but not limited to being paid preferentially through the Pledged Shares or through the price of auction or sale of such Pledged Shares. The Pledgee shall not be liable for any loss caused by its reasonable exercise of such rights and powers.

7.4

The money obtained by the Pledgee through the exercise of the Pledge shall be first used to pay the taxes and fees payable for disposing of the Pledged Shares and then be used for the performance of the Contractual Obligations to the Pledgee and the repayment of the Secured Debts. If there is any balance after deducting the above-mentioned amount, the Pledgee shall return the balance to the Pledgor or any other person who has the right to obtain such amount in accordance with relevant laws and regulations or deposit it with the notary office at the place where the Pledgor is located, and any expenses incurred therefrom shall be borne by the Pledgor.

7.5

The Pledgee has the option to exercise any or all of the remedies for breach of contract it enjoys at the same time or in succession. The Pledgee shall not be required to exercise any other remedies for breach of contract before exercising its right under this Agreement of being paid preferentially through the Pledged Shares or through the price of auction or sale of such Pledged Shares.

7.6	The Pledgee shall have the right to appoint its attorney or other agent in writing to exercise its Pledge, to which the Pledgor shall not raise any objection.

7.7	When the Pledgee disposes the Pledge in accordance with this Agreement, the Pledgor shall provide necessary assistance to enable the Pledgee to realize its Pledge.

8.	Liability for Breach

8.1

If the Pledgor materially violates any of the agreements under this Agreement, or fails to perform, incompletely performs or delays in performing any obligation under this Agreement, it shall constitute a breach of the Pledgor under this Agreement. The Pledgee has the right to require the Pledgor to make corrections or take remedial measures. If the Pledgor fails to make corrections or take remedial measures within ten (10) days after the Pledgee sends a written notice to the Pledgor and requests for correction (or within other reasonable period required by the Pledgee), the Pledgee shall have the right to, at its own discretion, (1) terminate this Agreement and require the Pledgor to pay all damages; or (2) require the Pledgor to perform its obligations under this Agreement and pay all damages. This Article shall be without prejudice to any other rights of the Pledgee under this Agreement.

8.2	Unless otherwise provided by law, the Pledgor shall not unilaterally terminate or rescind this Agreement under any circumstances.

9.	Transfer

9.1	The Pledgor shall not transfer or delegate its rights and obligations under this Agreement without the prior consent of the Pledgee.

9.2	This Agreement is binding upon the Pledgor and its assignees and successors (including those who inherit the Pledged Shares) and the permitted transferees.

9.3

The Pledgee may at any time transfer all or any of its rights and obligations in this Agreement to the person designated by it, in which case, the transferee shall enjoy and undertake the rights and obligations enjoyed and undertaken by the Pledgee under this Agreement as if it were an original party to this Agreement.

9.4

Upon the change of the Pledgee caused by the transfer, the Pledgor shall, at the request of the Pledgee, sign a new pledge agreement with the new pledgee, the content of which is the same as that of this Agreement, and shall complete the registration formalities with the competent industrial and commercial authority.

9.5

The Pledgor shall strictly comply with the provisions of this Agreement and other relevant agreements signed by the Parties individually or jointly, including the Loan Contract, and perform its obligations under the Loan Contract, and shall not do any act/omission that may affect the validity and enforceability of the agreements. Unless instructed in writing by the Pledgee, the Pledgor shall not exercise any right that it still has in the Pledged Shares.

10.	Termination

10.1

After the Pledgor has fully and completely performed all Contractual Obligations and paid off all Secured Debts, the Pledgee shall, at the request of the Pledgor and within a reasonable and feasible time as soon as possible, release the Pledge of the Pledged Shares under this Agreement, and cooperate with the Pledgor to cancel the registration of Equity Pledge made in the Company’s register of shareholders and complete the pledge cancellation registration with the competent industrial and commercial authority, and the relevant costs shall be paid by the Pledgor.

10.2	The provisions of Articles 8, 12, 13 and 10.2 of this Agreement shall survive the termination of this Agreement.

11.	Charges and Other Expenses

All costs and actual expenses related to this Agreement, including but not limited to legal expenses, costs of production, stamp duty and any other taxes and expenses, shall be borne by the Pledgor.

12.	Confidentiality Obligations

The Parties acknowledge and confirm that any oral or written information relating to this Agreement, the content of this Agreement, and any information exchanged between the Parties in connection with the preparation or performance of this Agreement shall be treated as confidential information. Both parties shall maintain the secrecy of all such confidential information and shall not disclosure any confidential information to any third party without the prior written consent of the other Party, except any information that: (a) is or becomes known to the public (not as a result of disclosure thereof by the Party receiving such confidential information to the public without authorization); (b) is required to be disclosed according to the applicable laws and regulations, rules of any stock exchange or any government or court order; or (c) needs to be disclosed to its shareholders, directors, employees or legal or financial advisors for purpose of the transactions contemplated hereby, provided that such shareholders, directors, employees or legal or financial advisors are bound by the obligation of confidentiality similar to that set forth in this Article. Any disclosure of confidential information by any shareholder, director, employee of or agent hired by a Party shall be deemed as a disclosure made by such Party, for which such Party shall be held liable for breach of this Agreement.

13.	Applicable Law and Dispute Resolution

13.1	The execution, validity, interpretation, performance, modification and termination of this Agreement and the settlement of disputes shall be governed by Chinese laws.

13.2

Any dispute arising from the interpretation and performance of this Agreement shall be first resolved by the Parties to this Agreement through friendly negotiation. If the dispute fails to be resolved through negotiation, either party may submit the dispute to Shanghai International Arbitration Center for arbitration in accordance with its arbitration rules then in effect. The place of the arbitration shall be Shanghai. The arbitration award shall be final and binding on the Parties.

13.3

In case of any dispute arising from the interpretation and performance of this Agreement or any dispute being arbitrated, except for the matters in dispute, the Parties hereof shall continue to exercise their other rights and perform their other obligations under this Agreement.

14.	Notice

14.1

All notices and other communications required hereunder or in connection with this Agreement shall be given to the respective addresses of the Parties set out below by: (a) personal delivery, registered mail (postage prepaid) or commercial delivery service; and (b) email, and shall be deemed effectively given: (i) if delivered in person, on the date they are received or left at the addresses set out below; (ii) if sent by express delivery or registered mail (postage prepaid), on the date they are received or rejected at the addresses set out below or returned for any reason; or (iii) if sent by email, on the date of successful transmission thereof (an email shall be deemed to have been successfully transmitted if the sender receives the information of successful transmission from the system or has not received the information from the system indicating that the email fails to be delivered or has been returned within 24 hours thereafter). For the avoidance of doubt, a notice shall be deemed effectively given only when the conditions set forth in (x) Clause (i) or (ii); and (y) Clause (iii) above have been satisfied.

The addresses of the Parties for purpose of notice are as follows:

The Pledgor:

Address: 9/F, Heng’an Plaza, No. 17 North Dongsanhuan Road, Chaoyang District, Beijing

Attention: WEI Wei

Telephone: [Redacted]

Email: william.wei@pintec.com

The Pledgee:

Address: 906, No. 3388 New Gonghe Road, Jing’an District, Shanghai

Attention: ZHANG Taiyong

Telephone: [Redacted]

Email: tzhang@nyber.com; nuyenkk@mandra.hk; changfy@mandra.hk

Either Party may change its address to for receiving notices hereunder by giving five (5) business days’ written notice to the other Party in such manner as set forth in this Article.

15.	Severability

If one or more provisions of this Agreement are held invalid, illegal or unenforceable in any respect under any law or regulation, such invalidity, illegality or unenforceability shall in no way affect or prejudice the validity, legality and enforceability of the remaining provisions hereof in any respect. The Parties shall negotiate in good faith to replace such invalid, illegal or unenforceable provisions with valid provisions that come closest to the economic effect of such invalid, illegal or unenforceable provisions with valid provisions to the maximum extent permitted by law and expected by the Parties.

16.	Effectiveness and Modification

16.1

This Agreement shall come into force as of the date when it is duly entered into by the Parties, and shall terminate when all the Contractual Obligations have been fulfilled and all the Secured Debts have been paid off.

16.2

Any amendment, modification and supplement to this Agreement must be made by each Party in writing. Any amendment agreement and supplementary agreement signed by the Parties regarding this Agreement shall be an integral part of this Agreement and shall have the same legal effect as this Agreement.

17.	Language and Counterparts

This Agreement is written in Chinese in three (3) counterparts, each of the Pledgee and the Pledgor holds one (1) counterpart, and the remaining counterpart is used of registration.

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IN WITNESS WHEREOF, each of the Parties hereto has caused this Equity Pledge Agreement to be duly executed by its authorized representative as of the date first above written.

Pledgee: Shanghai Mandra Technology Co., Ltd. (seal)

/s/ Shanghai Mandra Technology Co., Ltd.

By:	/s/ ZHANG Taiyong
Name:	ZHANG Taiyong
Title:	Legal Representative

IN WITNESS WHEREOF, each of the Parties hereto has caused this Equity Pledge Agreement to be duly executed by its authorized representative as of the date first above written.

Pledgor: Shanghai Anquying Technology Co., Ltd. (seal)

/s/ Shanghai Anquying Technology Co., Ltd.

By:	/s/ CHEN Bingqing
Name:	CHEN Bingqing
Title:	Legal Representative